August 17, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Re:	MetroCorp Bancshares, Inc.
File No. 000-25141
Form 10-K for Fiscal Year Ended December 31, 2008
Schedule 14A filed April 7, 2009

Ladies and Gentlemen:

The purpose of this letter is to set forth the response of MetroCorp Bancshares, Inc. (the "Company") to your letter dated July 15, 2009 to George M. Lee, President and Chief Executive Officer of the Company, setting forth the comments of the Division of Corporate Finance (the "Staff") regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Schedule 14A filed on April 7, 2009.  For your convenience, we have repeated the Staff's comments and used the section headings and numbering used by the Staff in its letter.

Form 10-K
Executive Compensation and Other Matters (incorporated from proxy)
Peer Groups, page 15

1.
It appears that the committee benchmarks a number of elements of the compensation of your named executives to the compensation paid by your 16 institution peer group mentioned on page 15.  Please confirm in future filings, Metrocorp will disclose all the component companies the peer group used to benchmark compensation.  Please refer to Item 402(b)(xiv) of Regulation S-K and Compliance and Disclosure Interpretation 118.05.

In response to the Staff's comment, in future proxy statements and any other applicable filings, the Company will disclose all the component companies which make up the Company's peer group to the extent the Company utilizes peer group information in making compensation decisions with respect to the Company's Chief Executive Officer for the current year.

Historically, the Compensation Committee of the Board of Directors of the Company reviews the compensation paid to the Company's Chief Executive Officer relative to the compensation paid to similarly situated executives at banking organizations that are considered to be peer banking organizations.  The use of peer group information is limited to this context and is not utilized in making compensation decisions related to the Company's other named executive officers.

Executive Compensation-Elements, page 16

2.
You indicate on page 17 that you believe that your compensation goals used to determine incentive compensation for your named executive officers are confidential.  Please provide us with your confidentiality analysis supporting this conclusion discussing the potential for competitive harm from disclosing the performance targets, including any sub-targets like minimum thresholds.  In particular, address how Metrocorp would be exposed to competitive harm given that your actual performance used to determine the targets would have been disclosed in your annual report prior to the disclosure of the compensation performance targets in your Compensation Discussion and Analysis.  Please refer to Instruction 4 to Item 402(b).  Also, to the extent that the potential for competitive harm from the disclosure of some targets may be different than the potential harm caused by the disclosure of other targets, please discuss those differences separately.  Finally, to the extent that any metric is not disclosed in your Compensation Discussion and Analysis, due to the potential for competitive harm, you should provide the discussion of the level of difficulty required to reach those targets.

In response to the Staff’s comment and after further review of this topic, in future proxy statements and any other applicable filings, the Company will include information concerning the specific performance indicators and related historical performance targets for the preceding fiscal year used to establish the annual non-equity cash incentive bonus pursuant to the Company's Incentive Bonus Objective for each of the named executive officers (other than the Chief Executive Officer).

With respect to the Company's Chief Executive Officer, in future proxy statements and any other applicable filings, the Company will include the performance measures and specific performance targets used to establish the annual cash incentive compensation pursuant to the Chief Executive Officer's Employment Agreement.  The specific performance targets may include, but are not limited to, a target for expected or budgeted performance consistent with the market place and a target for superior performance results.  The performance measures may include, but are not limited to, EPS growth, asset growth, operating efficiency, return on equity, loan concentration, asset durability and overall performance evaluation by the Board of Directors of the Company.

The Company respectfully requests that it not be required to amend its 2009 Proxy Statement in response to the Staff's comments.  The Company's 2009 Proxy Statement was mailed to its shareholders on or about April 8, 2009 and the Company's 2009 annual meeting of shareholders was held on May 8, 2009.  Accordingly, the Company believes that amending its 2009 Proxy Statement will provide its shareholders and others with minimal benefit.  As noted above, the Company will include the requested information in future proxy statements and any other applicable filings to address the Staff's comments.

In connection with this response letter with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Schedule 14A filed on April 7, 2009, the Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Staff's position is that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information regarding this letter, please contact me at (713) 776-3876.

Very truly yours,

/s/ George M. Lee
George M. Lee
Executive Vice Chairman, President and Chief Executive Officer